EXHIBIT 3.4

           Certificate of Amendment to Articles of Incorporation
                       For Nevada Profit Corporation
        (Pursuant to NRS 78.385 and 78.390-After Issuance of Stock)

1.   Name of corporation:  Saiph Corporation.

2.   The articles have been amended as follows:

          Article I
          Name

          The name of the Corporation is SaiphT Corporation.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have vot4ed in favor or the amendment is 875,000.

4.   Officer Signature

/s/ Eric Chess Bronk, Director
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